NEW GOLD REPORTS 2023 SECOND QUARTER RESULTS

On-Track to Achieve 2023 Production and Cost Guidance; Rainy River Underground and New Afton C-Zone Continue to Advance

(All amounts are in U.S. dollars unless otherwise indicated)

July 26, 2023 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports second quarter results for the Company as of June 30, 2023. The Company will host a conference call and webcast tomorrow, July 27, 2023 at 8:30 am Eastern Time to discuss the second quarter consolidated results (details are provided at the end of this news release). For detailed information, please refer to the Company's Management's Discussion and Analysis ("MD&A") and financial statements for the quarter ended June 30, 2023 that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

Consolidated Second Quarter Highlights

- Gold equivalent[1] ("gold eq.") production for the quarter of 102,374 ounces (76,527 ounces of gold, 12.0 million pounds of copper and 152,208 ounces of silver)
- Operating expenses of $1,090 per gold eq. ounce
- All-in sustaining costs[2] of $1,657 per gold eq. ounce, including total cash costs[2] of $1,129 per gold eq. ounce
- Average realized gold price[2] of $1,970 per ounce and average realized copper price[2] of $3.82 per pound
- Cash generated from operations of $56 million, or $0.08 per share
- Cash generated from operations, before changes in non-cash operating working capital[2] of $65 million, or $0.10 per share
- Net loss of $3 million, or $0.00 per share
- Adjusted net earnings[2] of $12 million, or $0.02 per share
- Cash and cash equivalents of $174 million as at June 30, 2023
- During the quarter, the Company published its 2022 Environmental, Social and Governance Report (*refer to the Company's June 19, 2023 news release for further information*)

"New Gold carried the momentum from a strong start to the year and delivered another excellent quarter," stated Patrick Godin, President & CEO. "We delivered a 45% increase in gold equivalent production with lower all-in sustaining costs, significantly increasing our margins over the prior-year period, accomplishing our goals safely. I am also proud that during the second quarter, the New Afton Mine received the J.T Ryan Safety Award for British Columbia and Yukon and British Columbia's Safest Large Underground Mine Award. We will continue to build on these positive results as we look to the second half of the year, and we remain well positioned to meet our guidance ranges set out earlier in the year."

"Looking beyond 2023, we continued to make progress advancing our growth initiatives. During the quarter, underground development at Rainy River continued, with development of the ramp access to the underground Main Zone advancing 98 metres. Following detailed internal optimization studies, I am excited to share that access to the underground Main Zone commenced from the Intrepid Zone, providing the mine with a number of efficiencies over the previous plan. C-Zone development at New Afton continued well in the quarter, advancing 1,415 metres. Our development rate increased substantially over the first quarter, and I remain confident in our ability to achieve first production ore during the fourth quarter, with commercial production planned for the second half of 2024," added Mr. Godin.

Consolidated Financial Highlights

	Q2 2023	Q2 2022	H1 2023	H1 2022
Revenue ($M)	**184.4**	115.7	**386.0**	290.4
Operating expenses ($M)	**104.9**	79.8	**222.1**	175.0
Net (loss) earnings ($M)	**(2.6)**	(37.9)	**(34.4)**	(45.7)
Net (loss) earnings, per share ($)	**(0.00)**	(0.06)	**(0.05)**	(0.07)
Adj. net earnings ($M)[2]	**11.6**	(16.7)	**30.0**	(6.4)
Adj. net earnings, per share ($)[2]	**0.02**	(0.02)	**0.04**	(0.01)
Cash generated from operations ($M)	**56.4**	37.4	**117.0**	105.2
Cash generated from operations, per share ($)	**0.08**	0.05	**0.17**	0.15
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	**65.2**	27.4	**140.9**	93.8
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	**0.10**	0.04	**0.21**	0.14

- Revenue increased over the prior-year periods due to higher gold prices and higher gold and copper sales volumes, partially offset by lower copper prices.

- Operating expenses increased over the prior-year periods primarily due to higher production and sales at both sites.

- Net loss decreased over the prior-year periods primarily due to higher revenues, lower finance costs, and a smaller loss on the revaluation of investments, partially offset by higher operating expenses, and depreciation and depletion.

- Adjusted net earnings[2] increased over the prior-year periods due to higher revenues and lower finance costs, partially offset by higher operating expenses, and depreciation and depletion.

- Cash generated from operations increased over the prior-year periods due to higher revenue, partially offset by negative working capital movements.

Consolidated Operational Highlights

	Q2 2023	Q2 2022	H1 2023	H1 2022
Gold eq. production (ounces)[1]	102,374	70,514	207,231	158,210
Gold eq. sold (ounces)[1]	96,184	62,509	204,116	155,045
Gold production (ounces)	76,527	52,431	159,004	120,532
Gold sold (ounces)	74,219	51,263	161,426	121,825
Copper production (Mlbs)	12.0	7.4	22.3	15.6
Copper sold (Mlbs)	10.1	4.4	19.5	13.6
Gold revenue, per ounce ($)	1,948	1,870	1,903	1,876
Copper revenue, per pound ($)	3.61	3.97	3.70	4.17
Average realized gold price, per ounce ($)[2]	1,970	1,879	1,927	1,889
Average realized copper price, per pound ($)[2]	3.82	4.14	3.96	4.41
Operating expenses, per gold eq. ounce ($)	1,090	1,277	1,088	1,129
Total cash costs, per gold eq. ounce ($)[2]	1,129	1,296	1,132	1,161
Depreciation and depletion, per gold eq. ounce ($)	566	628	538	569
All-in sustaining costs, per gold eq. ounce ($)[2]	1,657	2,373	1,566	2,018
Sustaining capital ($M)[2]	35.6	57.2	61.9	109.8
Growth capital ($M)[2]	36.0	18.9	72.8	41.8
Total capital ($M)	71.6	76.1	134.7	151.6

Rainy River Mine

Operational Highlights

Rainy River Mine	Q2 2023	Q2 2022	H1 2023	H1 2022
Gold eq. production (ounces)[1]	61,419	43,759	129,015	103,654
Gold eq. sold (ounces)[1]	61,045	46,781	134,457	108,464
Gold production (ounces)	59,882	42,516	126,083	101,349
Gold sold (ounces)	59,529	45,517	131,420	106,152
Gold revenue, per ounce ($)	1,965	1,879	1,920	1,886
Average realized gold price, per ounce ($)[2]	1,965	1,879	1,920	1,886
Operating expenses, per gold eq. ounce ($)	1,110	1,029	1,057	983
Total cash costs, per gold eq. ounce ($)[2]	1,110	1,029	1,057	983
Depreciation and depletion, per gold eq. ounce ($)	640	687	586	653
All-in sustaining costs, per gold eq. ounce ($)[2]	1,725	1,972	1,538	1,756
Sustaining capital ($M)[2]	31.6	40.1	53.9	75.0
Growth capital ($M)[2]	4.5	2.6	10.3	7.5
Total capital ($M)	36.1	42.7	64.1	82.5

Operating Key Performance Indicators

Rainy River Mine	Q2 2023	Q2 2022	H1 2023	H1 2022
Open Pit Only				
Tonnes mined per day (ore and waste)	**130,488**	110,153	**124,517**	114,381
Ore tonnes mined per day	**34,146**	12,295	**35,257**	16,136
Operating waste tonnes per day	**61,796**	19,560	**61,082**	27,337
Capitalized waste tonnes per day	**34,545**	78,298	**28,178**	70,909
Total waste tonnes per day	**96,342**	97,858	**89,260**	98,246
Strip ratio (waste:ore)	**2.82**	7.96	**2.53**	6.09
Open Pit and Underground				
Tonnes milled per calendar day	**23,252**	23,302	**22,828**	23,807
Gold grade milled (g/t)	**0.97**	0.69	**1.04**	0.80
Gold recovery (%)	**91**	90	**91**	92

- Second quarter gold eq.[1] production was 61,419 ounces (59,882 ounces of gold and 122,211 ounces of silver). For the six months ended June 30, 2023, gold eq.[1] production was 129,015 ounces (126,083 ounces of gold and 233,187 ounces of silver). The increase over the prior-year periods is due to higher gold grades. Underground production rates continue to ramp-up with grades reconciling well relative to plan.

- During the second quarter, Rainy River's open pit mining sequence was optimized to maintain a consistent production profile throughout the year, leading to ounces being mined ahead of schedule. Rainy River remains well positioned to meet all annual production and cost guidance metrics.

- Operating expense per gold eq. ounce increased over the prior-year periods due to lower capitalized tonnes than the prior periods and increased costs associated with mill maintenance performed in the quarter, partially offset by higher sales volume.

- All-in sustaining costs[2] per gold eq. ounce decreased over the prior-year periods due to lower sustaining capital spend and higher sales volume.

- Total capital decreased over the prior-year periods due to lower sustaining capital, partially offset by higher growth capital. Sustaining capital[2] primarily related to capitalized waste, as well as capital maintenance, and the commencement of the annual tailings dam raise. Growth capital[2] related to the development of the Intrepid underground and underground Main Zones, which advanced 524 metres during the quarter.

- Free cash flow[2] for the quarter and six months ended June 30, 2023, was $2 and $17 million (net of $7 and $15 million stream payments, respectively), which is consistent with the prior-year periods as the impact of higher revenue was offset by higher working capital movement in the prior-year periods.

- Development of the underground Main Zone commenced during the quarter as planned. Following internal evaluations through the first half of the year, the underground Main Zone will initially be reached via the underground Intrepid Zone. Deferral of the in-pit portal for the Main Zone will allow for a number of efficiencies and further optimization of the existing open pit for its remaining mine life. During the quarter development of the underground Main Zone advanced 98 metres.

New Afton Mine

Operational Highlights

New Afton Mine	Q2 2023	Q2 2022	H1 2023	H1 2022
Gold eq. production (ounces)[1]	40,955	26,755	78,216	54,556
Gold eq. sold (ounces)[1]	35,139	15,729	69,658	46,580
Gold production (ounces)	16,645	9,916	32,921	19,183
Gold sold (ounces)	14,690	5,746	30,006	15,673
Copper production (Mlbs)	12.0	7.4	22.3	15.6
Copper sold (Mlbs)	10.1	4.4	19.5	13.6
Gold revenue, per ounce ($)	1,878	1,800	1,829	1,810
Copper revenue, per ounce ($)	3.61	3.97	3.70	4.17
Average realized gold price, per ounce ($)[2]	1,988	1,879	1,957	1,914
Average realized copper price, per pound ($)[2]	3.82	4.14	3.96	4.41
Operating expenses, per gold eq. ounce ($)	1,055	2,012	1,147	1,469
Total cash costs, per gold eq. ounce ($)[2]	1,163	2,090	1,276	1,575
Depreciation and depletion, per gold eq. ounce ($)	431	441	440	364
All-in sustaining costs, per gold eq. ounce ($)[2]	1,299	3,222	1,412	2,355
Sustaining capital ($M)[2]	4.1	17.1	8.1	34.8
Growth capital ($M)[2]	31.4	16.3	62.6	34.3
Total capital ($M)	35.5	33.4	70.6	69.1

Operating Key Performance Indicators

New Afton Mine	Q2 2023	Q2 2022	H1 2023	H1 2022
New Afton Mine Only				
Tonnes mined per day (ore and waste)	**10,165**	6,477	**9,678**	6,751
Tonnes milled per calendar day	**8,307**	11,472[3]	**8,161**	10,889[3]
Gold grade milled (g/t)	**0.72**	0.37[3]	**0.70**	0.37[3]
Gold recovery (%)	**89**	80[3]	**89**	81[3]
Copper grade milled (%)	**0.78**	0.42	**0.74**	0.45
Copper recovery (%)	**91**	78	**91**	79
Gold eq. production (ounces)[1]	**40,014**	25,659	**74,724**	52,919
Gold production (ounces)	**15,704**	8,820	**29,429**	17,546
Copper production (Mlbs)	**12.0**	7.4	**22.3**	15.6
Ore Purchase Agreements				
Gold production (ounces)	**941**	1,096	**3,492**	1,637

- Second quarter gold eq.[1] production was 40,955 ounces (16,645 ounces of gold and 12.0 million pounds of copper). For the six months ended June 30, 2023, gold eq.[1] production was 78,216 ounces (32,921 ounces of gold and 22.3 million pounds of copper). The increase over the prior-year periods is due to higher gold and copper grades and recovery, partially offset by lower tonnes processed. New Afton remains well positioned to meet all annual production and cost guidance metrics.

- Operating expense per gold eq. ounce decreased over the prior-year periods primarily due to a higher sales volume.

- All-in sustaining costs[2] per gold eq. ounce decreased over the prior-year periods due to lower sustaining capital spend and higher sales volume.

- Total capital increased over the prior-year periods, primarily due to higher growth capital spend partially offset by lower sustaining capital spend. Sustaining capital[2] primarily related to tailings management and stabilization activities. Growth capital[2] primarily related to C-Zone development.

- Free cash flow[2] for the quarter and six months ended June 30, 2023, was a net outflow of $19 and $38 million, respectively, an increase over the prior-year periods primarily due to an increase in cash generated from operations partially offset by an increase in growth capital.

- During the quarter C-Zone advanced 1,415 metres, up from 1,172 metres in the first quarter. Completion of the ventilation raise in the second quarter contributed to increased development rates. Development on the extraction level to achieve first drawbell was completed in the quarter, positioning the Company well for first production ore in the fourth quarter, with commercial production planned for the second half of 2024.

- During the quarter, the Company completed 5,586 metres of diamond drilling in 18 drill holes from underground. Exploration efforts prioritized potential mineralization on the Artificial Intelligence North target area and K-Zone, as well as confirming the true width and continuity of mineralization defined on the D-Zone target area.

- A strike by the International Longshore and Warehouse Union Canada closed DP World Fraser Surrey Port from July 1st to July 13th. To mitigate the impact of the strike, New Afton has increased shipments of concentrate by rail to eastern Canada and has not been materially affected to date.

Second Quarter 2023 Conference Call and Webcast

The Company will host a webcast and conference call tomorrow, July 27, 2023 at 8:30 am Eastern Time to discuss the Company's second quarter consolidated results.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/9LrQ1zOndev
- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 482413
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3qbFfHx to receive an instant automated call back
- A recorded playback of the conference call will be available until August 27, 2023 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 482413. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q2 2023 includes production of 122,211 ounces of silver (120,579 ounces sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce and $22.00 per silver ounce used for 2023 guidance estimates. Gold eq. ounces for New Afton in Q2 2023 includes 12.0 million pounds of copper produced (10.1 million pounds sold) and 29,997 ounces of silver produced (22,805 ounces of silver sold) converted to a gold eq. based on a ratio of $1,750 per gold ounce, $3.50 per copper pound and $22.00 per silver ounce used for 2023 guidance estimates.

2. "Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations before changes in non-cash operating working capital", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

3. Key performance indicator data is inclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 6% of total ounces produced at New Afton during the quarter, and 11% for the six months ended June 30, 2023, using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION				
Operating expenses	104.9	79.8	222.1	175.0
Gold equivalent ounces sold[1]	96,184	62,509	204,116	155,045
Operating expenses per gold equivalent ounce sold ($/ounce)	1,090	1,277	1,088	1,129
Operating expenses	104.9	79.8	222.1	175.0
Treatment and refining charges on concentrate sales	3.8	1.2	9.0	5.0
Total cash costs	108.6	81.0	231.1	180.0
Gold equivalent ounces sold[1]	96,184	62,509	204,116	155,045
Total cash costs per gold equivalent ounce sold ($/ounce)	1,129	1,296	1,132	1,161
Sustaining capital expenditures	35.6	56.9	61.9	109.5
Sustaining exploration - expensed	0.2	0.2	0.4	0.4
Sustaining leases	3.8	2.6	6.3	5.2
Corporate G&A including share-based compensation	8.1	5.2	13.9	12.1
Reclamation expenses	2.9	2.4	6.2	5.7
Total all-in sustaining costs	159.4	148.3	319.7	312.9
Gold equivalent ounces sold[1]	96,184	62,509	204,116	155,045
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,657	2,373	1,566	2,018

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	67.8	48.2	142.2	106.6
Gold equivalent ounces sold[1]	61,045	46,781	134,457	108,464
Operating expenses per unit of gold sold ($/ounce)	1,110	1,029	1,057	983
Operating expenses	67.8	48.2	142.2	106.6
Total cash costs	67.8	48.2	142.2	106.6
Gold equivalent ounces sold[1]	61,045	46,781	134,457	108,464
Total cash costs per gold equivalent ounce sold ($/ounce)	1,110	1,029	1,057	983
Sustaining capital expenditures	31.6	39.9	53.9	74.8
Sustaining leases	3.6	2.3	5.9	4.6
Reclamation expenses	2.3	1.9	4.9	4.5
Total all-in sustaining costs	105.3	92.4	206.8	190.4
Gold equivalent ounces sold[1]	61,045	46,781	134,457	108,464
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,725	1,972	1,538	1,756

	Three months ended June 30		Six months ended June 30	
(in millions of U.S. dollars, except where noted)	2023	2022	2023	2022
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION				
Operating expenses	37.1	31.6	79.9	68.4
Gold equivalent ounces sold[1]	35,139	15,729	69,658	46,580
Operating expenses per unit of gold sold ($/ounce)	1,055	2,012	1,147	1,469
Operating expenses	37.1	31.6	79.9	68.4
Treatment and refining charges on concentrate sales	3.8	1.2	9.0	5.0
Total cash costs	40.9	32.8	88.9	73.4
Gold equivalent ounces sold[1]	35,139	15,729	69,658	46,580
Total cash costs per gold equivalent ounce sold ($/ounce)	1,163	2,090	1,276	1,575
Sustaining capital expenditures	4.1	17.1	8.1	34.8
Sustaining leases	—	0.1	0.1	0.3
Reclamation expenses	0.6	0.6	1.3	1.3
Total all-in sustaining costs	45.6	50.6	98.3	109.7
Gold equivalent ounces sold[1]	35,139	15,729	69,658	46,580
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,299	3,222	1,412	2,355

Sustaining Capital Expenditures Reconciliation Table

(in millions of U.S. dollars)	Three months ended June 30		Six months ended June 30	
	2023	**2022**	**2023**	**2022**
TOTAL SUSTAINING CAPITAL EXPENDITURES				
Mining interests per consolidated statement of cash flows	**71.6**	76.1	**134.7**	151.7
New Afton growth capital expenditures	**(31.4)**	(16.3)	**(62.6)**	(34.3)
Rainy River growth capital expenditures	**(4.5)**	(2.6)	**(10.2)**	(7.5)
Sustaining capital expenditures	**35.6**	57.2	**61.9**	109.9

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2023	**2022**	**2023**	**2022**
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION				
(Loss) earnings before taxes	**(1.8)**	(36.5)	**(33.3)**	(43.8)
Other (gains) losses	**14.3**	13.7	**64.3**	32.0
Loss on repayment of long-term debt	**—**	4.3	**—**	4.3
Adjusted net earnings before taxes	**12.5**	(18.5)	**31.0**	(7.5)
Income tax expense	**(0.8)**	(1.4)	**(1.1)**	(1.9)
Income tax adjustments	**(0.1)**	3.2	**0.1**	3.0
Adjusted income tax expense	**(0.9)**	1.8	**(1.0)**	1.1
Adjusted net earnings	**11.6**	(16.7)	**30.0**	(6.4)
Adjusted earnings per share (basic and diluted)	**0.02**	(0.02)	**0.04**	(0.01)

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

(in millions of U.S. dollars)	Three months ended June 30		Six months ended June 30	
	2023	2022	2023	2022
CASH RECONCILIATION				
Cash generated from operations	**56.4**	37.4	**117.0**	105.2
Change in non-cash operating working capital	**8.8**	(10.0)	**23.9**	(11.4)
Cash generated from operations, before changes in non-cash operating working capital	**65.2**	27.4	**140.9**	93.8

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30, 2023			
(in millions of U.S. dollars)	**Rainy River**	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**48.6**	**16.5**	**(8.8)**	**56.3**
Less Mining interest capital expenditures	**(36.1)**	**(35.5)**	**—**	**(71.6)**
Add Proceeds of sale from other assets	**0.1**	**—**	**—**	**0.1**
Less Lease payments	**(3.6)**	**(0.1)**	**(0.1)**	**(3.9)**
Less Cash settlement of non-current derivative financial liabilities	**(7.0)**	**—**	**—**	**(7.0)**
Free Cash Flow	**2.0**	**(19.1)**	**(8.9)**	**(26.1)**

	Three months ended June 30, 2022			
(in millions of U.S. dollars)	**Rainy River**	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	51.8	(9.6)	(4.8)	37.4
Less Mining interest capital expenditures	(42.7)	(33.4)	—	(76.1)
Add Proceeds of sale from other assets	0.1	—	0.2	0.3
Less Lease payments	(2.3)	(0.1)	(0.2)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(6.7)	—	—	(6.7)
Free Cash Flow	0.2	(43.1)	(4.8)	(47.7)

(in millions of U.S. dollars)	Six months ended June 30, 2023			
	Rainy River	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	**101.3**	**32.5**	**(16.8)**	**117.0**
Less Mining interest capital expenditures	**(64.1)**	**(70.6)**	**—**	**(134.7)**
Add Proceeds of sale from other assets	**0.1**	**—**	**—**	**0.1**
Less Lease payments	**(5.9)**	**(0.1)**	**(0.3)**	**(6.3)**
Less Cash settlement of non-current derivative financial liabilities	**(14.8)**	**—**	**—**	**(14.8)**
Free Cash Flow	**16.6**	**(38.2)**	**(17.1)**	**(38.7)**

(in millions of U.S. dollars)	Six months ended June 30, 2022			
	Rainy River	**New Afton**	**Other**	**Total**
FREE CASH FLOW RECONCILIATION				
Cash generated from operations	114.7	5.6	(15.1)	105.2
Less Mining interest capital expenditures	(82.5)	(69.1)	(0.1)	(151.7)
Add Proceeds of sale from other assets	0.2	—	0.2	0.4
Less Lease payments	(4.6)	(0.3)	(0.2)	(5.1)
Less Cash settlement of non-current derivative financial liabilities	(13.0)	(12.4)	—	(25.3)
Free Cash Flow	14.7	(76.2)	(15.2)	(76.5)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2023	**2022**	**2023**	**2022**
TOTAL AVERAGE REALIZED PRICE				
Revenue from gold sales	**144.6**	95.8	**307.2**	228.6
Treatment and refining charges on gold concentrate sales	**1.6**	0.5	**3.9**	1.6
Gross revenue from gold sales	**146.2**	96.3	**311.0**	230.2
Gold ounces sold	**74,219**	51,263	**161,425**	121,825
Total average realized price per gold ounce sold ($/ounce)	**1,970**	1,879	**1,927**	1,889

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2023	**2022**	**2023**	**2022**
RAINY RIVER AVERAGE REALIZED PRICE				
Revenue from gold sales	**117.0**	85.5	**252.3**	200.2
Gold ounces sold	**59,529**	45,517	**131,420**	106,152
Rainy River average realized price per gold ounce sold ($/ounce)	**1,965**	1,879	**1,920**	1,886

(in millions of U.S. dollars, except where noted)	Three months ended June 30		Six months ended June 30	
	2023	2022	2023	2022
NEW AFTON AVERAGE REALIZED PRICE				
Revenue from gold sales	**27.6**	10.3	**54.9**	28.4
Treatment and refining charges on gold concentrate sales	**1.6**	0.5	**3.9**	1.6
Gross revenue from gold sales	**29.2**	10.8	**58.7**	30.0
Gold ounces sold	**14,690**	5,746	**30,006**	15,673
New Afton average realized price per gold ounce sold ($/ounce)	**1,988**	1,879	**1,957**	1,914

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure starting on page 25 in the MD&A for the three and six months ended June 30, 2023, which is incorporated by reference herein and which is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expectations about being well positioned to meet all annual production and cost guidance metrics; the continued advancement of underground development at Rainy River; anticipated benefits and other efficiencies resulting from the revised approach to access the underground Main Zone at Rainy River; expectations about achieving first production ore during the fourth quarter and commercial production in the second half of 2024 from the C-Zone; the Company's continued progress advancing its growth initiatives; and continued ramp-up of underground production rates at Rainy River.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized; and (10) there being no material disruption to the Company's supply chains and workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak, that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.



Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer for the Company. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.